UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

DUNDEE BANCORP INC.

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated November 18, 2004

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

(Registrant)

Date: November 19, 2004	By: /s/ Lili Mance

Lili Mance Assistant Corporate Secretary

DUNDEE BANCORP INC.  RECEIVES BANK CHARTER

Toronto , Ontario – November 18, 2004 : DUNDEE BANCORP INC. (TSX: DBC.A) is pleased to announce that Dundee Wealth Bank/Banque Patrimoine Dundee, its wholly owned subsidiary, has been granted a charter from the Minister of Finance as a Schedule I Bank.

Dundee Bancorp is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 67% owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp’s real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation, which operates a land and housing business in Canada and the US. Real estate activities also include a 32% interest in Dundee REIT, a Canadian real estate investment trust, which, owns a diversified portfolio of 13.1 million square feet of high quality, office, industrial and retail properties across Canada. Resource activities are carried out through wholly owned Dundee Resources Ltd.

For further information please contact:

Don Charter

Joanne Ferstman

Dundee Bancorp Inc.

Dundee Bancorp Inc.

Executive Vice President

Chief Financial Officer

Tel: (416) 350-3255

Tel: (416) 365-5010